Filed by: National Penn Bancshares, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Exchange Act File No.: 333-30640
                                        Subject Company: Peoples First, Inc.


Immediate


Gary L. Rhoads, Chief Financial Officer, 610-369-6341
Sandra L. Spayd, Corporate Secretary, 610-369-6202

National Penn Bancshares, Inc. Issues Trust Preferred Securities

BOYERTOWN, Pa., February 23, 2004-- National Penn Bancshares, Inc. (Nasdaq:
NPBC), announced that NPB Capital Trust III, a Delaware statutory trust subsidiary of National Penn (the "Trust"), has completed an offering of $20,000,000 of floating rate (three month LIBOR plus a margin of 2.75%) Capital Securities (the "Capital Securities"), which represent undivided beneficial interests in the assets of the Trust.

The Capital Securities were offered and sold to an initial purchaser in a private transaction that was not registered under the Securities Act of 1933, as amended (the "Securities Act"). The initial purchaser intends to sell the Capital Securities to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The Capital Securities will not be registered under the Securities Act and may not be offered or otherwise sold in the United States absent registration or an applicable exemption from such registration requirements.

Proceeds of the offering were invested in National Penn. National Penn anticipates using the proceeds, among other things, (1) to fund part of the cash portion of the merger consideration to be paid to the shareholders of Peoples First, Inc. in connection with the merger of Peoples First, Inc. with and into National Penn; (2) for general corporate purposes, including capital contributions to National Penn Bank, National Penn's banking subsidiary, to support its growth strategies; (3) for working capital; (4) to repurchase the National Penn's common stock in accordance with the provisions of its common stock repurchase program; and (5) to fund future acquisitions.

National Penn Bancshares, Inc. is currently a $3.5 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 66 community offices in southeastern Pennsylvania through National Penn Bank and its FirstService and HomeTowne Heritage Bank Divisions. Trust and investment management services are provided through Investors Trust Company and FirstService Capital, Inc.; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; insurance services are provided through FirstService Insurance Agency, Inc.; and equipment leasing services are provided through



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National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.


This press release contains forward-looking statements concerning future events. Actual results could differ materially due to the following risks and uncertainties -- deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn's reports filed from time to time with the Securities and Exchange Commission. National Penn cautions readers not to place undue reliance on these statements. National Penn undertakes no obligation to publicly release or update any of these statements.

                                      # # #


         The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").


         National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                        Sandra L. Spayd
         Vice Chairman and Secretary          Secretary
         Peoples First, Inc.                  National Penn Bancshares, Inc.
         24 S. Third Street                   Philadelphia and Reading Avenues
         Oxford, PA  19363                    Boyertown, PA  19512
         Phone:  (610) 932-9294               Phone:  (610) 369-6202

         In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for



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further information on the public reference rooms. National Penn's and Peoples
First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

         Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.